PANA-MINERALES S.A.

Primea Calle El Carmen, EDF
PH Villa Medici, Apt. 28
Torre C, Panama
Republic of Panama

October 20, 2009

VIA EDGAR

United States Securities and Exchange Commission
Washington, D.C., 20549

Attention:                   Mr. James Giugliano
       Staff Accounant

Dear Sirs:

In response to your letter dated October 15, 2009, the Company has contacted Madsen & Associates CPA’s Inc., Unit #3 -  684 East Vine Street, Murray, Utah, 84107, as the Company’s principal auditors, to undertake an audit of the financial statements for the year ended August 31, 2008.

The above will allow the auditors not to place explicit reliance on the work of Moore & Associates who previously audited the Company’s financial statements for the year ended August 31, 2008.

Madsen & Associates CPA’s Inc. has indicated the audit should be completed on or before November 15, 2009 at which time a new audit report will be issued and included in the Form 10-K/A.

Yours very truly;
Pana-Minerales S.A.

HECTOR F. V. DAVIS
Hector Francisco Vasquez Davis
Chief Executive Officer, President
and Director

c/c           Madsen & Associates CPA’s Inc. – Rex Andersen